July 14, 2025

Heather Plutino
Chief Financial Officer
Citi Trends, Inc.
104 Coleman Boulevard
Savannah, Georgia 31408

       Re: Citi Trends, Inc.
           Form 10-K for Fiscal Year Ended February 1, 2025
           Item 2.02 Form 8-K dated June 3, 2025
           Response dated July 2, 2025
           File No. 001-41886
Dear Heather Plutino:

       We have reviewed your July 2, 2025 response to our comment letter and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our June 5,
2025 letter.

Item 2.02 Form 8-K dated June 3, 2025
Exhibit 99.1

1. We note your response to the second bullet point of prior comment 2. In your proposed revised disclosure, you present net income flowthrough as adjusted, which appears to be a non-GAAP measure. Please provide all of the disclosures required by
       Item 10(e) of Regulation S-K. Also, the most directly comparable GAAP measure to adjusted EBITDA flowthrough is net income flowthrough and not total sales. In addition, please remove your disclosures implying that a non-GAAP measure reflects operating results that are more indicative of your ongoing operating performance while improving comparability to prior and future periods than a GAAP measure.
       Finally, disclose the additional purpose, if any, for which your management uses the adjusted EBITDA flowthrough measure. Refer to Item 10(e)(1)(i)(B) and
(D) of
 July 14, 2025
Page 2

       Regulation S-K and Question 103.02 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.
       Please contact Suying Li at 202-551-3335 or Rufus Decker at 202-551-3769 if you have any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services